July 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attn: Becky Chow

Re: Dril-Quip, Inc.
Form 10-K filed on February 27, 2024 Correspondence filed on June 25, 2024
File No. 001-13439

Dear Ms. Chow:

On behalf of Dril-Quip, Inc., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated June 28, 2024 regarding the Company’s Annual Report on Form 10-K (the “Form 10-K”) filed with the Commission on February 27, 2024.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment.

Form 10-K for the year ending December 31, 2023

Note 9. Restructuring and other charges, page 71

1.
We note your response to prior comment 4 and continue to believe that inventory markdowns should be classified in the income statement as a component of costs of goods sold. We refer you to ASC 420-10-S99-3. Please amend your Form 10-K for the year ending December 31, 2023.

Gibson, Dunn & Crutcher LLP
811 Main Street Suite 3000 | Houston, TX 77002-6117 | T: 346.718.6600 | F: 346.718.6620 | gibsondunn.com

U.S. Securities and Exchange Commission July 8, 2024 Page 2

Response:

We acknowledge the Staff’s comment, and we respectfully advise the Staff that the Company has filed an amendment to the Form 10-K to classify the inventory markdowns as a component of costs of goods sold in the income statement.

Please direct any questions concerning this letter to the undersigned at (346) 718‑6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale

Gerald M. Spedale

GIBSON, DUNN & CRUTCHER LLP

cc: James C. Webster, Vice President, General Counsel and Secretary